Infosys®

Statement of Comprehensive Income for three months ended,

(As per IFRS) *In ₹ crore, except share data*

Particulars	Mar 31,		Growth % Q4 17 over Q4 16	Dec 31, 2016	Growth % Q4 17 over Q3 17
	2017	2016			
Revenues	**17,120**	**16,550**	**3.4**	**17,273**	**(0.9)**
Cost of sales	10,770	10,262	5.0	10,840	(0.6)
Gross Profit	**6,350**	**6,288**	**1.0**	**6,433**	**(1.3)**
Operating Expenses:					
Selling and marketing expenses	889	909	(2.2)	885	0.5
Administrative expenses	1,249	1,159	7.8	1,214	2.9
Total Operating Expenses	**2,138**	**2,068**	**3.4**	**2,099**	**1.9**
Operating Profit	**4,212**	**4,220**	**(0.2)**	**4,334**	**(2.8)**
Other Income, net	746	772	(3.4)	820	(9.0)
Share in associate's profit/(loss) and Others	(25)	(1)	-	-	-
Profit before income taxes	**4,933**	**4,991**	**(1.2)**	**5,154**	**(4.3)**
Income tax expense	1,330	1,394	(4.6)	1,446	(8.0)
Net Profit	**3,603**	**3,597**	**0.2**	**3,708**	**(2.8)**
Earnings per equity share					
Basic (₹)	**15.77**	**15.74**	**0.2**	**16.22**	**(2.8)**
Diluted (₹)	**15.76**	**15.74**	**0.1**	**16.22**	**(2.8)**

Statement of Comprehensive Income for year ended,

(As per IFRS) *In ₹ crore, except share data*

Particulars	Mar 31,		Growth %
	2017	2016	
Revenues	**68,484**	**62,441**	**9.7**
Cost of sales	43,253	39,098	10.6
Gross Profit	**25,231**	**23,343**	**8.1**
Operating Expenses:			
Selling and marketing expenses	3,591	3,431	4.7
Administrative expenses	4,739	4,292	10.4
Total Operating Expenses	**8,330**	**7,723**	**7.9**
Operating Profit	**16,901**	**15,620**	**8.2**
Other Income, net	3,080	3,125	(1.4)
Share in associate's profit/(loss) and Others	(30)	(3)	-
Profit before income taxes	**19,951**	**18,742**	**6.5**
Income tax expense	5,598	5,251	6.6
Net Profit	**14,353**	**13,491**	**6.4**
Earnings per equity share			
Basic (₹)	**62.80**	**59.03**	**6.4**
Diluted (₹)	**62.77**	**59.02**	**6.4**

Statement of Comprehensive Income for three months ended,

(As per IFRS) *In US $ million, except share data*

Particulars	Mar 31,		Growth % Q4 17 over Q4 16	Dec 31, 2016	Growth % Q4 17 over Q3 17
	2017	2016			
Revenues	**2,569**	**2,446**	**5.0**	**2,551**	**0.7**
Cost of sales	1,614	1,516	6.5	1,601	0.8
Gross Profit	**955**	**930**	**2.7**	**950**	**0.5**
Operating Expenses:					
Selling and marketing expenses	133	134	(0.7)	131	1.5
Administrative expenses	188	171	9.9	179	5.0
Total Operating Expenses	**321**	**305**	**5.2**	**310**	**3.5**
Operating Profit	**634**	**625**	**1.5**	**640**	**(0.9)**
Other Income, net	112	114	(1.8)	121	(7.4)
Share in associate's profit/(loss) and Others	(4)	-	-	-	-
Profit before income taxes	**742**	**739**	**0.4**	**761**	**(2.5)**
Income tax expense	199	206	(3.4)	214	(7.0)
Net Profit	**543**	**533**	**1.8**	**547**	**(0.8)**
Earnings per equity share					
Basic ($)	**0.24**	**0.23**	**1.8**	**0.24**	**(0.8)**
Diluted ($)	**0.24**	**0.23**	**1.8**	**0.24**	**(0.8)**

Statement of Comprehensive Income for year ended,

(As per IFRS) *In US $ million, except share data*

Particulars	Mar 31,		Growth %
	2017	2016	
Revenues	**10,208**	**9,501**	**7.4**
Cost of sales	6,446	5,950	8.3
Gross Profit	**3,762**	**3,551**	**5.9**
Operating Expenses:			
Selling and marketing expenses	535	522	2.5
Administrative expenses	707	654	8.1
Total Operating Expenses	**1,242**	**1,176**	**5.6**
Operating Profit	**2,520**	**2,375**	**6.1**
Other Income, net	459	476	(3.6)
Share in associate's profit/(loss) and Others	(5)	-	-
Profit before income taxes	**2,974**	**2,851**	**4.3**
Income tax expense	834	799	4.4
Net Profit	**2,140**	**2,052**	**4.3**
Earnings per equity share			
Basic ($)	**0.94**	**0.90**	**4.3**
Diluted ($)	**0.94**	**0.90**	**4.3**

Revenues by Client Geography

(In %)

	Quarter ended			Year Ended	
	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016	Mar 31, 2017	Mar 31, 2016
North America	62.3	62.0	61.9	61.9	62.7
Europe	22.1	22.2	23.4	22.5	23.0
India	3.2	3.4	3.0	3.2	2.6
Rest of the world	12.4	12.4	11.7	12.4	11.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			Year Ended	
	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016	Mar 31, 2017	Mar 31, 2016
Business IT Services	**61.9**	**62.0**	**61.6**	**62.3**	**61.8**
Application Development	15.3	15.5	13.7	15.2	14.0
Application Maintenance	16.8	17.0	19.7	17.9	19.6
Infrastructure Management Services	8.5	8.6	8.0	8.4	8.1
Testing Services	9.0	9.1	9.0	9.1	9.0
Product Engineering Services	4.0	3.9	3.4	3.8	3.4
Business Process Management	5.1	4.9	5.0	5.0	4.9
Others	3.2	3.0	2.8	2.9	2.8
Consulting, Package Implementation & Others	**32.6**	**32.4**	**33.2**	**32.3**	**33.2**
Products, Platforms and Others	**5.5**	**5.6**	**5.2**	**5.4**	**5.0**
Products	3.1	3.2	3.2	3.1	3.1
Platforms	1.9	1.9	1.6	1.9	1.5
Others	0.5	0.5	0.4	0.4	0.4
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Project Type *

(in %)

	Quarter ended			Year Ended	
	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016	Mar 31, 2017	Mar 31, 2016
Fixed Price	49.4	49.5	45.1	48.0	44.0
Time & Materials	50.6	50.5	54.9	52.0	56.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenues by Client Industry

(in %)

	Quarter ended			Year Ended	
	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016	Mar 31, 2017	Mar 31, 2016
Banking & Financial Services, Insurance	**33.5**	**33.3**	**32.8**	**33.2**	**33.0**
Banking & financial services	27.4	27.2	27.4	27.3	27.3
Insurance	6.1	6.1	5.4	5.9	5.7
Manufacturing & Hi-Tech	**22.4**	**22.5**	**22.7**	**22.6**	**23.3**
Retail & Life Sciences	**22.7**	**23.5**	**24.5**	**23.4**	**24.4**
Retail & CPG	14.1	14.6	15.0	14.7	14.9
Transport & Logistics	2.0	2.0	1.8	2.0	1.8
Life Sciences	4.6	4.6	5.7	4.6	5.8
Healthcare	2.0	2.3	2.0	2.1	1.9
Energy, Utilities, Communications & Services	**21.4**	**20.7**	**20.0**	**20.8**	**19.3**
Energy & Utilities	5.0	5.0	5.2	4.9	4.8
Telecom	9.9	9.1	8.6	9.4	8.2
Others	6.5	6.6	6.2	6.5	6.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016	Mar 31, 2017	Mar 31, 2016
Number of Clients					
Active	1,162	1,152	1,092	1,162	1,092
Added during the period (gross)	71	77	89	321	325
Number of million dollar clients*					
1 Million dollar +	598	591	558	598	558
5 Million dollar +	282	275	268	282	268
10 Million dollar +	189	195	177	189	177
25 Million dollar +	91	90	88	91	88
50 Million dollar +	56	54	52	56	52
75 Million dollar +	31	32	31	31	31
100 Million dollar +	19	18	14	19	14
200 Million dollar +	6	6	6	6	6
300 Million dollar +	1	1	1	1	1
Client contribution to revenues					
Top client	3.3%	3.1%	3.6%	3.4%	3.6%
Top 5 clients	12.2%	12.3%	13.7%	12.6%	13.8%
Top 10 clients	20.2%	20.1%	21.8%	21.0%	22.5%
Repeat business	96.2%	96.7%	95.8%	97.3%	97.1%
Days Sales Outstanding	68	69	66	68	66

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended			Year Ended	
	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016	Mar 31, 2017	Mar 31, 2016
Effort					
Onsite	30.0	29.8	29.6	29.8	29.4
Offshore	70.0	70.2	70.4	70.2	70.6
Revenues					
Onsite	56.7	56.5	56.5	56.8	56.3
Offshore	43.3	43.5	43.5	43.2	43.7
Utilization					
Including trainees	78.2	77.8	74.7	77.6	75.0
Excluding trainees	82.0	81.9	80.1	81.7	80.6

Person Months Data - Consolidated IT Services

	Quarter ended			Year Ended	
	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016	Mar 31, 2017	Mar 31, 2016
Billed – Onsite	110,574	108,562	101,419	431,824	386,235
– Offshore	258,408	256,197	241,040	1,015,978	927,788
TOTAL	**368,982**	**364,759**	**342,459**	**1,447,802**	**1,314,023**
Non Billable	80,799	80,813	84,915	323,638	317,121
Trainee	22,044	22,976	31,329	95,310	121,200
Sales & Support	27,737	28,530	27,765	114,707	105,432
TOTAL	**499,562**	**497,078**	**486,468**	**1,981,457**	**1,857,776**

Effort and Revenues - Consolidated IT Services

	Quarter ended						Year Ended			
	Mar 31, 2017	Sequential growth %	Dec 31, 2016	Sequential growth %	Mar 31, 2016	Sequential growth %	Mar 31, 2017	Year on Year growth %	Mar 31, 2016	Year on Year growth %
Effort - (Person months)										
Onsite	110,574	1.9	108,562	0.6	101,419	2.7	431,824	**11.8**	386,235	16.8
Offshore	258,408	0.9	256,197	0.1	241,040	2.3	1,015,978	**9.5**	927,788	13.6
Total	**368,982**	**1.2**	**364,759**	**0.2**	**342,459**	**2.4**	**1,447,802**	**10.2**	**1,314,023**	**14.5**
Revenues – ($ million)										
Onsite	1,316.48	1.3	1,299.39	(2.9)	1,248.52	1.3	5,237.78	**8.2**	4,842.62	12.1
Offshore	1,004.79	0.4	1,000.69	(0.7)	960.24	1.3	3,981.98	**6.0**	3,756.23	5.4
Total	**2,321.27**	**0.9**	**2,300.08**	**(2.0)**	**2,208.76**	**1.3**	**9,219.76**	**7.2**	**8,598.85**	**9.1**

Revenue per Employee

(In US $ K)

	Quarter ended			Year Ended	
	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016	Mar 31, 2017	Mar 31, 2016
Revenue per Employee - Consolidated	51.4	51.2	50.7	51.4	50.7

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016	Mar 31, 2017	Mar 31, 2016
Total employees	2,00,364	1,99,763	1,94,044	2,00,364	1,94,044
S/W professionals	1,88,665	1,87,919	1,82,329	1,88,665	1,82,329
Billable	1,78,474	1,78,548	171,109	1,78,474	1,71,109
Banking product group	4,753	4,941	5,122	4,753	5,122
Trainees	5,438	4,430	6,098	5,438	6,098
Sales & Support	11,699	11,844	11,715	11,699	11,715
Gross addition	9,130	9,120	9,034	44,235	52,545
Of which lateral addition	3,967	4,000	5,266	18,979	24,719
Attrition	8,529	9,186	8,373	37,915	34,688
Net addition	601	(66)	661	6,320	17,857
Attrition % (Annualized Standalone)	13.5%	14.9%	12.6%	15.0%	13.6%
Attrition % (Annualized Consolidated)	17.1%	18.4%	17.3%	19.2%	18.7%

Infrastructure (as on Mar 31, 2017)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bengaluru	5,679,021	39,668	2,350,820	11,666	-
Pune	7,338,366	42,391	360,000	-	-
Chennai	4,335,292	26,007	-	-	-
Hyderabad	5,082,180	26,141	1,378,956	11,120	-
Bhubaneshwar	1,266,732	6,252	752,788	2,152	-
Mangaluru	1,945,636	6,891	604,064	4,800	-
Mysuru (including ILI)*	11,585,593	15,751	815,424	6,035	-
Chandigarh	1,306,483	7,665	-	-	-
Trivandrum	1,989,655	7,068	750,000	6,995	-
Delhi/ NCR	151,104	1,330	200,861	839	1.6
Jaipur	778,245	6,994	-	-	-
Nagpur	26,900	202	385,000	3,000	-
Indore	19,430	186	350,000	3,000	-
Mohali	19,430	186	-	-	-
Huballi	73,356	161	321,496	3,000	-
Global centers	2,930,819	24,785	9,731	-	-
Total	**44,528,242**	**211,678**	**8,279,140**	**52,607**	**1.6**

**Infosys Leadership Institute*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016	Mar 31, 2017	Mar 31, 2016
Period closing rate	64.85	67.93	66.26	64.85	66.26
Period average rate	66.73	67.70	67.72	67.11	65.69

Constant Currency Reporting

Reported revenues	Q4 17	Q3 17	Q2 17	Q1 17	Q4 16
Revenues ($ mn)	2,569	2,551	2,587	2,501	2,446
Sequential growth (%)	0.7	(1.4)	3.5	2.2	1.6
YoY growth (%)	5.0	6.0	8.2	10.9	13.3

Constant currency – Q o Q	Q4 17	Q3 17	Q2 17	Q1 17	Q4 16
Revenues ($ mn)	2,552	2,579	2,599	2,489	2,452
Sequential growth (%)	0.0	(0.3)	3.9	1.7	1.9

Constant currency – Y o Y	Q4 17	Q3 17	Q2 17	Q1 17	Q4 16
Revenues ($ mn)	2,576	2,582	2,605	2,529	2,484
YoY growth (%)	5.3	7.3	8.9	12.1	15.0

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	FY 17	Q4 17	Q3 17	Q2 17	Q1 17	FY 16
AUD	0.75	0.76	0.74	0.76	0.74	0.73
EURO	1.09	1.07	1.07	1.12	1.12	1.10
GBP	1.30	1.25	1.23	1.31	1.43	1.51

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	FY 17	Q4 17	Q3 17	Q2 17	Q1 17	FY 16
AUD	7.3	7.3	7.1	7.5	7.3	6.9
EURO	9.6	9.5	10.0	9.6	9.4	9.3
GBP	5.8	5.3	5.1	6.0	6.6	6.6

Q4 2017

Geographical segment – growth

North America grew by 1.3% sequentially; and by 1.2% in constant currency

Europe was flat sequentially; and declined by 1.6% in constant currency

India declined by 5.4% sequentially; and 6.9% in constant currency

Rest of the world grew by 0.8% sequentially; and declined by 1.3% in constant currency

Industry segment – growth

FSI grew by 1.3% sequentially; and 0.5% in constant currency

MFG & Hi-Tech grew by 0.4% sequentially; and was flat in constant currency

RCL declined by 2.7% sequentially; and 3.1% in constant currency

ECS grew by 3.9% sequentially; and 2.8% in constant currency